Exhibit 99.6

INTERPOOL, INC. FIRST QUARTER 2002 RESULTS MEET EXPECTATIONS
Container and Chassis Fleets Continue to Grow Faster than GDP; Container Utilization Rates up from Fourth Quarter 2001

PRINCETON, NJ, May 2, 2002 — Interpool, Inc. (NYSE:IPX) today reported results for the first quarter ended March 31, 2002. Income from continuing operations for the first quarter of 2002 was $10.8 million, or $0.37 per diluted share, compared to income from continuing operations in the first quarter of 2001 of $11.9 million, or $0.41 per diluted share.

Revenue from continuing operations decreased 4.7% to $72.9 million in the first quarter of 2002, from $76.5 million in the first quarter of 2001, primarily due to decreased operating lease revenue from domestic intermodal business resulting from the slowdown of economic activity in North America, a change in how California licensing fees are charged to chassis users (a decrease of $1.5 million), and the elimination of revenues from non-core assets sold to GE Capital in 2001 (a decrease of $1.4 million).

Operating lease revenue for the quarter decreased 6.3 % to $66.8 million from $71.3 million for the same period one year ago. Pre-tax profit from operating leases was $13.7 million in the first quarter of 2002, versus $17.6 million in the first quarter of 2001.

The Company’s container operating lease fleet at the end of the first quarter grew approximately 15% on an annual basis to 438,000 TEUs (twenty-foot-equivalent units), up from 382,000 TEUs at the end of the first quarter of 2001 and up from 425,000 TEUs at the end of the previous quarter. The chassis operating lease fleet at March 31, 2002 was 190,000, up from 170,000 at March 31, 2001. Utilization of the container fleet for the first quarter of 2002 was 97%, down from 99% in the same period a year ago and up from 96% in the prior quarter. Chassis utilization for the first quarter of 2002 was 92%, down from 95% in the first quarter of 2001 and level with 92% in the fourth quarter of 2001.

Income from continuing operations for the first quarter of 2002 excludes discontinued operations and a non-cash gain for the market value adjustment for derivative instruments.

As previously announced, Interpool filed a registration statement with the Securities and Exchange Commission, for a subscription rights offering of up to $31.5 million of 9.25% Convertible Redeemable Subordinated Debentures. The debentures will be offered to holders of the Company’s common stock pursuant to the exercise of non-transferable subscription rights and will be convertible into shares of Interpool common stock. Proceeds of the offering will be used for general corporate purposes.

Martin Tuchman, Chairman and Chief Executive Officer of Interpool, commented: “Although first quarter results reflect another quarter in a soft worldwide economy, we are beginning to see an improvement in our international container business demand and expect the demand in the chassis market to strengthen shortly. We are pleased to have met analyst’s expectations for the quarter.”

Mr. Tuchman concluded, “During the first quarter we concluded a $500 million securitization financing, which strengthened Interpool and increased our financial flexibility.”

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 90 locations throughout the world.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Click here for the tables
FOR: INTERPOOL, INC.

Contact:

Mitchell Gordon
Executive Vice President &
Chief Financial Officer
(212) 916-3284
mgordon@interpool.com